SECURITIE[S]
11020645

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67510

SEC MAIL PROCESSING SECTION RECEIVED MAR 02 2011 WASH, D.C. 189

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2011 WASH, D.C. 189

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bowen Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Ledgewood Place, Suite 205
(No. and Street)

Rockland (City) MA (State) 02370 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara O'Dette 617-245-1667
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Co., P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Paul I. Bowen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bowen Advisors, Inc., as of February 24th, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SUSAN BABCOCK
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
May 14, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

WOLF
& COMPANY, P.C.

Independent Auditors' Report

To the Shareholder of Bowen Advisors, Inc.:

We have audited the accompanying statement of financial condition of Bowen Advisors, Inc. (the "Company"), as of December 31, 2010, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bowen Advisors, Inc., as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information presented on pages 13 though 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.
Boston, Massachusetts
February 24, 2011

Bowen Advisors, Inc.

Statement of Financial Condition

December 31, 2010

Assets

Cash and cash equivalents	$ 213,258
Accounts receivable, net	205,287
Investments	154,167
Prepaid expenses	7,498
Property and equipment, net	47,303
Total assets	$ 627,513

Liabilities and Shareholder's Equity

Accounts payable	$ 29,988
Accrued retirement plan contribution	52,368
Accrued compensation	86,484
Unearned revenue	10,900
Other current liabilities	37,363
Total liabilities	217,103
Shareholder's equity:	
Common stock, $0.0001 par value, 10,000,000 shares authorized, 8,000,000 shares issued and outstanding	800
Additional paid-in capital	23,492
Retained earnings	386,118
Total shareholder's equity	410,410
Total liabilities and shareholder's equity	$ 627,513

See accompanying notes to financial statements.

Bowen Advisors, Inc.

Statement of Income

Year Ended December 31, 2010

Revenue:	
Consulting services	$ 793,931
Success fees	1,289,879
Reimbursed expenses	69,890
Total revenue	2,153,700
Expenses:	
Salaries, bonuses and commissions	745,972
Officer's compensation	666,416
General and administrative	164,650
Rent and other occupancy costs	87,082
Reimbursed travel and other direct expenses	69,890
Payroll taxes	64,920
Professional fees	63,403
Insurance	53,494
Retirement plan contribution	52,426
Employee benefits	49,667
Travel and entertainment	29,046
Computer-related expenses	24,795
Bad debt expense	13,424
Depreciation	10,797
Marketing	9,713
Contributions	4,615
Telephone	4,152
Other expenses	3,600
Total expenses	2,118,062
Other income (loss):	
Unrealized loss on investments	(21,769)
Interest income	1,820
Total other income (loss)	(19,949)
Net income	$ 15,689

See accompanying notes to financial statements.

Bowen Advisors, Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Shareholder's equity at December 31, 2009	$ 800	$ 23,492	$ 385,186	$ 409,478
Net income	-	-	15,689	15,689
Shareholder distributions	-	-	(14,757)	(14,757)
Balance at December 31, 2010	$ 800	$ 23,492	$ 386,118	$ 410,410

See accompanying notes to financial statements.

Bowen Advisors, Inc.

Statement of Cash Flows

Year Ended December 31, 2010

Cash flows from operating activities:	
Net income	$ 15,689
Adjustments to reconcile net income to net cash provided by operating activities:	
Provision for bad debt	13,424
Depreciation	10,797
Changes in operating assets and liabilities:	
Accounts receivable	26,728
Prepaid expenses	(1,416)
Accounts payable	(2,206)
Accrued retirement plan contribution	30,374
Accrued compensation	(9,787)
Unearned revenue	10,900
Other current liabilities	10,828
Net cash provided by operating activities	105,331
Cash flows from investing activities:	
Unrealized loss on investments	21,769
Purchases of property and equipment	(7,528)
Net cash provided by investing activities	14,241
Cash flows from financing activities:	
Shareholder distributions	(14,757)
Net cash used by financing activities	(14,757)
Net increase in cash and cash equivalents	104,815
Cash and cash equivalents at beginning of year	108,443
Cash and cash equivalents at end of year	$ 213,258
Supplemental disclosure of non-cash investing activities:	
Success fees received in the form of investments	$ 88,324

See accompanying notes to financial statements.

Bowen Advisors, Inc.

Notes to Financial Statements

Year Ended December 31, 2010

1. ORGANIZATION AND NATURE OF BUSINESS

Bowen Advisors, Inc. (the "Company') was organized on January 2, 2004 under the laws of the State of Delaware. Paul I. Bowen, III is the Company's sole owner. The Company's registration as a broker-dealer with the Securities and Exchange Commission ("SEC") and as a member of the Financial Industry Regulatory Authority ("FINRA") was approved on June 5, 2007. The Company provides consulting, private placement and other services for its clients in Massachusetts, elsewhere in the United States, and internationally. The Company's clients are primarily emerging or established communications technology companies.

Revenue associated with transactions which closed during the year and which is non-recurring in nature represents approximately 60% of total revenue for the year ended December 31, 2010. Revenue from a single customer represents 26% of total revenue and three customers represent 55% of total revenue for the year ended December 31, 2010.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(ii) of the Rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Items of income and expense are accounted for on the accrual basis.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less. Cash and cash equivalents exclude amounts segregated under federal or other regulations. The Company maintains balances in financial institutions which may at times exceed federally insured limits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company recognizes revenue from consulting and other services on a monthly basis as work is performed. The Company recognizes success fees associated with private placements and merger and acquisition transactions as earned upon the closing of the underlying transaction. In addition, the Company records revenues derived from contractually reimbursable out-of-pocket expenses once such expenses have been incurred and invoiced.

Accounts Receivable

Accounts receivable represent amounts invoiced by the Company. Management assesses the need for any allowance for doubtful accounts based on information regarding individual accounts and historical experience. An allowance for doubtful accounts is determined based on management's best estimate of probable losses. There is an allowance of $10,000 for doubtful accounts at December 31, 2010.

Property and Equipment

Property and equipment, consisting primarily of office equipment and furniture, are recorded at cost. Depreciation is computed based on estimated useful lives (ranging from three to seven years) using the straight-line method.

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

A hierarchal framework has been established which prioritizes and ranks the level of market price observability used in measuring fair value. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that management has the ability to access at the measurement date.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Fair Value (concluded)

Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 – Inputs include unobservable inputs that reflect management's assumptions about the assumptions that market participants would use in pricing the asset or liability. Management develops these inputs based on the best information available, including management's own data.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Income Taxes

The Company, with the consent of its sole shareholder, has elected to be taxed in accordance with Subchapter S of the Internal Revenue Code. As a Subchapter S corporation, the Company's taxable income and any separately reportable items are reported on the shareholder's individual income tax returns. The Company is subject to state income taxes and state excise taxes in accordance with statutory requirements. If material, the Company recognizes deferred tax assets and liabilities for the expected future state tax consequences of differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

Tax positions taken or expected to be taken in the course of preparing the Company's tax returns, including the position that the Company qualifies as a pass-through entity, are required to be evaluated to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authorities. The resulting tax impact of these tax positions are recognized in the financial statements based on the result of this evaluation. The financial statements include no provision for uncertain tax positions.

Commissions

Commissions and bonuses associated with success fees are earned by non-shareholder employees when the related success fee is recorded by the Company. Commissions and bonuses associated with success fee revenue and payable to the sole shareholder are deemed discretionary and are recognized when paid.

3. ACCOUNTS RECEIVABLE

Included in accounts receivable is a long-term receivable in the amount of $120,000. In November 2007, the Company was engaged by a client, under terms consistent with the Company's normal engagement letter terms, to provide consulting services and act as a seller's agent in connection with the sale of the client's business. In November 2008, in connection with a sale, which closed in August 2008, the Company agreed to extend payment terms for the portion, $240,000, of the success fee that was not paid at closing. The first two scheduled payments of $60,000 were made to the Company on August 26, 2009 and on August 31, 2010. The extended payment terms call for a final payment of $120,000 to be made to the Company by August 25, 2011. The Company does not anticipate non-performance by the counterparty, and the financial statements do not include any reserve for such risks. The extended payment terms do not provide for interest; however, management has determined that any imputed interest is immaterial. Additionally, the fair value of this long-term accounts receivable approximates carrying value. Finally, in connection with the receivable there are bonuses payable amounting to $54,000 which will be paid under the same terms.

4. INVESTMENTS

At December 31, 2010, investments of $154,167 consist of restricted Class B preferred stock in one private Company located in Ireland. The shares were received in September 2009 and March 2010 as a portion of success fees earned on an investment banking engagement. Any change in the fair value of this investment including the change in value associated with the impact of the exchange rates on the shares denominated in Euros are reported in the statement of operations. See Note 6.

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31, 2010:

Furniture and fixtures	$ 35,485
Office equipment	28,897
Less accumulated depreciation	(17,079)
	$ 47,303

6. FAIR VALUE MEASUREMENTS

The following table categorizes within the fair value hierarchy (Note 2) the Company's financial assets measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Fair Value
Assets				
Investments	$ -	$ -	$ 154,167	$ 154,167

Level 3 assets represent a single holding. See Note 4. Based on the market conditions and the Company's early stage of development, a "down-round" or pre-money valuation approximately equal to the amount raised in the most recent previous round was used to estimate the fair value of the shares. Changes in the exchange rate between the U.S. dollar and the Euro are recognized if material.

Both observable and unobservable inputs may be used to determine the fair value of investments that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

The following table presents additional information about Level 3 investments measured at fair value.

Balance as of December 31, 2009	$ 87,612
Revenue received in the form of preferred stock	88,324
Net realized and unrealized gains (losses)	(21,769)
Balance as of December 31, 2010	$ 154,167
Change in net unrealized losses for investments held at December 31, 2010	$ (21,769)

There are no liabilities measured at fair value on a recurring basis, nor are there assets or liabilities measured at fair value on a non-recurring basis.

7. RETIREMENT PLAN

As of January 1, 2008, the Company has implemented a 401(k)/Profit-Sharing Plan ("the Plan") which covers all full-time employees meeting the service requirements of the Plan.

Under the 401(k) component of the Plan, employees can elect to contribute up to statutory limits. Under the profit sharing component of the Plan, the Company is required to contribute a minimum amount equal to 3% of all eligible employees' annual compensation. At the sole discretion of the equity owner of the Company, the profit sharing component may exceed the 3% Safe Harbor amount up to the maximum contributions as allowed by IRS regulations.

Employees are 100% vested in contributions made on their behalf under the 3% Safe Harbor provision. Vesting on profit sharing amounts exceeding the 3% occurs upon an eligible employee's 2-year anniversary with the Company.

The Company has recorded contribution expense to the plan of $52,368 for the year ended December 31, 2010.

8. COMMITMENTS

The Company leases office space in Rockland, Massachusetts, under the terms of a non cancelable operating lease which expires in November 2013. The Company has the option to extend the lease for an additional two years subject to an adjustment of base rent to the then fair value market, as defined. Rent expense under this lease totaled $58,638 for the year ended December 31, 2010.

Future minimum noncancelable lease payments, excluding provisions for operating costs and tax escalation charges, are as follows:

Years Ending December 31,	Amount
2011	$ 57,717
2012	64,787
2013	60,314
	$ 182,818

9. CONCENTRATIONS OF CREDIT RISK

Accounts receivable from one customer (Note 3) accounted for 56% of accounts receivable, net at December 31, 2010.

10. REGULATORY NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15:1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2010, the Company had net capital of $50,153 which is $35,681 in excess of its required net capital of $14,474. At December 31, 2010, the Company's aggregate indebtedness as a percentage of net capital was 433%.

Bowen Advisors, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2010

Computation of net capital:	
Total shareholder's equity from statement of financial condition	$ 410,410
Less: non-allowable assets:	
Accounts receivable	151,287
Investment	154,167
Prepaid expenses	7,498
Property and equipment, net	47,303
Total non-allowable assets	360,255
Less: hair cuts on securities	(2)
Net capital	$ 50,153
Computation of basic net capital requirement:	
Net capital requirement of reporting broker-dealer	$ 14,474
Excess net capital	$ 35,681
Aggregate indebtedness	$ 217,103
Percentage of aggregate indebtedness to net capital	433%

See independent auditors' report.

Bowen Advisors, Inc.

Reconciliation of Net Capital Computation
Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

A reconciliation of the net capital computation included herein (page 13) with the unaudited net capital computation included in the FOCUS Report as of December 31, 2010 is as follows:

Unaudited net capital at December 31, 2010	$ 50,155
Hair cuts on securities	(2)
Audited net capital at December 31, 2010	$ 50,153

See independent auditors' report.

WOLF
& COMPANY, P.C.

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for Broker Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Shareholder of Bowen Advisors, Inc.:

In planning and performing our audit of the financial statements of Bowen Advisors, Inc. (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule l7a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess

whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the use of the shareholder, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
February 24, 2011

WOLF
& COMPANY, P.C.

Independent Accountants' Report

To the Shareholder of
Bowen Advisors, Inc.
Rockland, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Bowen Advisors, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Bowen Advisors, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Bowen Advisors, Inc.'s management is responsible for the Bowen Advisors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.

   No findings noted

2. For all or any portion of the year ended December 31, 2010, compared the amounts reflected in the annual filing as required by Rule 17a-5(d) with the amounts reported in Form SIPC-7.

   No findings noted

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   No findings noted

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers.

   No findings noted

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

   No such overpayment

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.
Boston, Massachusetts
February 24, 2011

WOLF
& COMPANY, P.C.

Bowen Advisors, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2010

MEMBER OF PKF NORTH AMERICA,
AN ASSOCIATION OF LEGALLY INDEPENDENT FIRMS

99 HIGH STREET BOSTON, MA 02110-2320 P 617-439-9700
WOLFANDCO.COM